EXHIBIT 99.1

                             [PUBLICIS GROUPE LOGO]

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                                 PRESS RELEASE
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                      STATEMENT REGARDING AEGIS GROUP PLC

PARIS, OCTOBER 14, 2005-Further to its statement of 22 September 2005, Publicis Groupe SA ("Publicis") announces that it has decided that it is not in the best interests of its shareholders to make an offer for Aegis Group plc ("Aegis").*

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                                    CONTACT:
           Eve Magnant, Corporate Communications: + 33 (0)1 4443 7025
            Pierre Benaich, Investor Relations: + 33 (0)1 4443 6500
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* Publicis reserves the right to set aside the statement above if either of the following events occurs: (i) a third party announces a firm intention to make an offer for Aegis; or (ii) the agreement or recommendation of the Board of Aegis.

                                      * *
                                       *

PUBLICIS GROUPE  (Euronext  Paris:  FR0000130577 and member of the CAC40 Index -
NYSE: PUB) is the world's fourth largest communications group, as well as the world's second largest media counsel and buying group. Its activities span 104 countries on six continents.

Groupe's communication activities cover advertising, through three autonomous global advertising networks: Leo Burnett, Publicis, Saatchi & Saatchi, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned ; media consultancy and buying through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and marketing services and specialized communications including direct marketing, public relations, corporate and financial communications, multicultural and healthcare communications.

Web sites: WWW.PUBLICIS.COM and WWW.FINANCE.PUBLICIS.COM


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